Atento October 2015 Investor Presentation Exhibit 99.1

Disclaimer
This
presentation
has
been
prepared
by
Atento.
The
information
contained
in
this
presentation
is
for
informational
purposes
only.
The
information
contained
in
this
presentation
is
not
investment
or
financial
product
advice
and
is
not
intended
to
be
used
as
the
basis
for
making
an
investment
decision.
This
presentation
has
been
prepared
without
taking
into
account
the
investment
objectives,
financial
situation
or
particular
needs
of
any
particular
person.
This
presentation
contains
forward-looking
statements
within
the
meaning
of
the
U.S.
federal
securities
laws,
that
are
subject
to
risks
and
uncertainties.
All
statements
other
than
statements
of
historical
fact
included
in
this
presentation
are
forward-looking
statements.
Forward-
looking
statements
give
our
current
expectations
and
projections
relating
to
our
financial
condition,
results
of
operations,
plans,
objectives,
future
performance
and
business.
Forward-looking
statements
can
be
identified
by
the
use
of
words
such
as
"may,"
"should,"
"expects,"
"plans,"
"anticipates,"
"believes,"
"estimates,"
"predicts,"
"intends,"
"continue“,
the
negative
thereof
and
other
words
and
terms
of
similar
meaning
in
connection
with
any
discussion
of
the
timing
or
nature
of
future
operating
or
financial
performance
or
other
events.
These
forward-looking
statements
are
based
on
assumptions
that
we
have
made
in
light
of
our
industry
experience
and
on
our
perceptions
of
historical
trends,
current
conditions,
expected
future
developments
and
other
factors
we
believe
are
appropriate
under
the
circumstances.
As
you
consider
this
presentation,
you
should
understand
that
these
statements
are
not
guarantees
of
performance
or
results.
They
involve
risks,
uncertainties
(some
of
which
are
beyond
our
control)
and
assumptions.
Although
we
believe
that
these
forward-looking
statements
are
based
on
reasonable
assumptions,
you
should
be
aware
that
many
factors
could
affect
our
actual
financial
results
and
cause
them
to
differ
materially
from
those
anticipated
in
the
forward-looking
statements.
Other
factors
that
could
cause
our
results
to
differ
from
the
information
set
forth
herein
are
included
in
the
reports
that
we
file
with
the
U.S.
Securities
and
Exchange
Commission.
We
refer
you
to
those
reports
for
additional
detail,
including
the
section
entitled
“Risk
Factors”
in
our
Annual
Report
on
Form
20-F.
Because
of
these
factors,
we
caution
that
you
should
not
place
undue
reliance
on
any
of
our
forward-looking
statements.
Further,
any
forward-looking
statement
speaks
only
as
of
the
date
on
which
it
is
made.
New
risks
and
uncertainties
arise
from
time
to
time,
and
it
is
impossible
for
us
to
predict
those
events
or
how
they
may
affect
us.
We
have
no
duty
to,
and
do
not
intend
to,
update
or
revise
the
forward-looking
statements
in
this
presentation
after
the
date
of
this
presentation.
The
historical
and
projected
financial
information
in
this
presentation
includes
financial
information
that
is
not
presented
in
accordance
with
International
Financial
Reporting
Standards
(“IFRS”).
We
refer
to
these
measures
as
“non-GAAP
financial
measurers.”
The
non-GAAP
financial
measures
may
not
be
comparable
to
other
similarly
titled
measures
of
other
companies
and
have
limitations
as
analytical
tools
and
should
not
be
considered
in
isolation
or
as
a
substitute
for
analysis
of
our
operating
results
as
reported
under
IFRS.
Additional
information
about
Atento
can
be
found
at
www.atento.com.

Strategic Overview and Second Quarter Highlights

Highlights
Notes:
(1)
Unless otherwise noted, all results are for Q2 2015; all growth rates are on a constant currency basis and year-over-year comparison
Strong topline growth drives market share gains in LatAm CRM/BPO market
Particular strength in Brazil and the Americas with revenue growth of 14.3% and 16.8%, respectively
Continued to acquire new clients, grow share of wallet with existing clients, and increase penetration of higher-value solutions
Uniquely positioned to capture growth opportunities created by current macroeconomic environment
Margin expansion initiatives contribute to improved profitability
Adj. EBITDA margin up 40 basis points with a 15.8% increase in adj. EBITDA
Operational rigor and excellence with industry leading service levels
Opex efficiencies driven by scale and site locations
Strengthened balance sheet and enhanced financial flexibility
Leverage of 1.6x with liquidity of $173.1MM

Winning in the Current Environment
Industry
leader
in
LatAm
CRM/BPO
market
Optimal geographic footprint
Favorable industry growth drivers
Expect macroeconomic headwinds to continue
Generalized cost inflation
Companies looking to reduce costs and improve efficiencies
Best positioned to capitalize on industry dynamics
Increased outsourcing as companies look to lower costs
Effective strategy drives profitable growth, sustainable shareholder value creation
U.S. nearshore opportunities becoming more attractive to companies

Strategy to Deliver Sustainable Earnings Growth on Track
Earnings
growth
High revenue
visibility
99%+
revenue
retention
rate
TEF MSA
throughout
2021
Multi-pronged
growth agenda
Share of
wallet gains
through an
increase in
higher value
solutions
New growth
avenues:
non-TEF
telco,
financial, US
near-shore,
and Carve
Outs
Operations
efficiency program
Margin
expansion
initiatives:
•
Operations
productivity
•
Lower
turnover
•
Global
procurement
•
Site relocation
Capital structure
optimization
Enhanced
financial
flexibility
Attractive
market
growth
Growing
market due
to favorable
industry
tailwinds &
market
dynamics
Gained
market
share
–
extended
leadership
position
in
CRM/BPO
LatAm
market
Optimal balance of growth and profitability
Invest to support long-term competitiveness and financial strength

Second Quarter Financial Performance

Q2
Q2
USDm
2014
2015
Revenue
592.3
515.7
CCY growth
11.0%
Adjusted EBITDA
68.8
62.1
Margin
11.6%
12.0%
CCY growth
15.8%
Adjusted EPS
$0.27
$0.21
CCY growth
5.6%
Leverage (x)
1.7
1.6
Consolidated Financial Highlights
Key Highlights
Balanced financial results
11.0%
(1)
revenue growth ex-Czech Republic (15.3% in LatAm
(3)
)
Operating leverage drives a 15.8% increase in adj. EBITDA
12.0% adj. EBITDA margin, up 40 basis points
5.6% growth in adj. EPS, ex. one-time tax benefit in Q2 2014, up
110%
Significant regional progress
Brazil: non-TEF growth of 18.4% drives a 14.3% increase in revenue
Americas: revenue up 16.8%
EMEA: Spain macroeconomics remain challenging
Continued revenue diversification
Solutions penetration 23.8% of total revenue, up almost 200 basis points
Non-TEF revenue 54.1% of total revenue, up approx. 200 basis points
Increased financial flexibility
Leverage of 1.6x
Liquidity of $173.1MM in cash and cash equivalents in addition to
€50MM in undrawn revolving credit facility
Notes:
(1)
Excludes Czech Republic, which was divested in December 2014
(2)
Unless otherwise noted, all results are for Q2 2015; all growth rates are on a constant currency basis and year-over-year comparison
(3)
LatAm includes Brazil and Americas regions
(1)

Brazil Summary
Revenue
The leading provider of CRM/BPO services in Brazil
14.3% growth despite challenging macro-environment
18.4% growth in non-TEF revenue driven by new
clients and increased share of wallet with existing
clients
8.6% growth in TEF
Significant commercial wins:
Approximately 1,000 workstations won with new and
existing clients
Adjusted EBITDA
15.7% growth in adj. EBITDA
Excluding corporate costs allocation, adj. EBITDA
margin increased 50 basis points to 14.3%
Benefits of margin expansion initiatives more than
offset ramp of new clients
$MM
CCY Growth
Adj. EBITDA margin:
13.3%
13.5%
$MM
CCY Growth
+14.3%
Adj. EBITDA margin
ex-corp. costs allocation:
13.8%
14.3%
15.7%
18.2%
Notes:
(1)
Unless otherwise noted, all results are for Q2 2015; all growth rates are on a constant currency basis and year-over-year comparison
Key Highlights
309.6
256.9
Q2 2014
Q2 2015
41.3
34.6
Q2 2014
Q2 2015

32.0% growth in adj. EBITDA
Excluding corporate costs allocation, adj. EBITDA margin
increased 210 basis points to 15.3%
Benefits of margin expansion initiatives more than offset
ramp of new clients
Americas Summary
Revenue
16.8% growth driven by strong performance across the
region and across verticals
15.3% non-TEF growth driven by solid growth in most
markets supported by new and existing clients
18.5% growth in TEF
Significant commercial wins
Adjusted EBITDA
CCY Growth
+16.8%
CCY Growth
Adj. EBITDA margin:
Adj. EBITDA margin
ex-corp. costs allocation:
$MM
$MM
Notes:
(1)
Unless otherwise noted, all results are for Q2 2015; all growth rates are on a constant currency basis and year-over-year comparison
Key Highlights
193.2
198.2
Q2 2014
Q2 2015
24.7
28.3
Q2 2014
Q2 2015
12.8%
13.2%
14.3%
15.3%
32.0%
35.2%

5.5
2.5
Q2 2014
Q2 2015
89.8
61.1
Q2 2014
Q2 2015
EMEA Summary
Revenue
EMEA remains challenged due to weak Spanish macro-
environment
Revenue decreased by 15.7%, or by 13.3% ex Czech
Republic
Non-TEF revenue decreased 10% ex Czech Republic
Commercial wins in Q2 will support future growth in
non-TEF revenue
$MM
Adj. EBITDA
margin:
Adjusted EBITDA
$MM
CCY Growth
Decrease in adj. EBITDA driven by the decline in revenue
CCY Growth
(45.5)%
Notes:
(1)
Unless otherwise noted, all results are for Q2 2015; all growth rates are on a constant currency basis and year-over-year comparison
Key Highlights
6.1%
4.1%
(15.7)%

Balance Sheet
Highlights
$MM
Leverage of 1.6x
Liquidity of $173.1MM in cash and cash
equivalents with an additional  €50MM in
undrawn revolving credit
Strengthened Balance Sheet and Deleveraging Enhance
Financial Flexibility
Q2 2014
Q2 2015
Cash and cash equivalents
178.2
173.1
Total Debt
745.3
637.2
Net Debt
507.6
464.1
Net Debt / Adj. EBITDA
1.7 x
1.6 x

Key Takeaways
1.
On track with operational and financial initiatives including above market growth, improved profitability and increased financial flexibility.
2.
Macro headwinds are a reality; focused strategy and resilient business model will allow us to drive the optimal balance of growth and profitability.
3.
Making the right investments to strengthen our competitive advantage and drive sustainable shareholder value creation.

Appendix

Reconciliations
Reconciliation of EBITDA and Adjusted EBITDA
$MM
Reconciliation of Adjusted EPS to Profit/(Loss)
$MM, except per share
Q2 2014
Q2 2015
EBITDA
(non-GAAP)
43.0
57.9
Acquisition and integration related costs
3.0
-
Restructuring costs
16.6
2.7
Sponsor management fees
2.1
-
Site relocation costs
1.0
0.1
Financing and IPO fees
5.7
-
Asset impairments and Other
(2.6)
1.4
Adjusted
EBITDA
(non-GAAP)
68.8
62.1
Q2 2014
Q2 2015
Profit for the period
(9.7)
6.5
Acquisition and integration costs
3.0
-
Amort. of Acquisition of Intangibles
9.9
6.9
Restructuring Costs
16.6
2.7
Sponsor management fees
2.1
-
Site relocation costs
1.0
0.1
Financing and IPO fees
5.7
-
PECs interest expense
10.2
-
Asset impairments and Other
(2.6)
1.4
Net foreign exchange gain of financial
instruments
-
(1.0)
Net foreign exchange impacts (restated)
-
2.6
Tax effect
(16.4)
(3.5)
Adjusted Earnings
19.8
15.7
Adjusted EPS
$0.27
$0.21

Glossary of Terms
Adjusted EBITDA –
EBITDA adjusted to exclude the acquisition and integration
related costs, restructuring costs, sponsor management fees, asset impairments, site relocation costs, financing and IPO fees and other items which are not related to our core results of operations
Adjusted net income(loss) –
net loss which excludes corporate transaction costs,
asset dispositions, asset impairments, the revaluation of our derivatives and foreign exchange gain (loss), and net income or loss attributable to non-
controlling interests and debt extinguishment
Adjusted EBITDA margin
–
Adjusted EBITDA excluding special items/operating
revenue
Free cash flow –net cash flows from operating activities less cash payments for acquisition of property, plant and equipment, and intangible assets
Liquidity –
cash and cash equivalents